SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLIC TRADED COMPANY

Centrais Elétricas Brasileiras S/A (“Company” ou “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby presents the following clarifications in attention to the Letter No. 167/2023/CVM/SEP/GEA-1 of the Securities and Exchange Commission ("CVM"), attached to this market announcement, through which the technical area of CVM refers to the news published on May 24, 2023 by Crusoé Online entitled: “Eletrobras hires companies of congressmen who worked for privatization” (“News”).

The Company clarifies that, in the ordinary course of business, hired the companies Saver Assessoria e Consultoria Ltda. and Vale Soluções e Consultoria Ltda. mentioned in the News to provide advisory and consulting services for matters related to public policies impacting its group companies.

Hires at Eletrobras goes through a series of evaluations and approvals set forth in Company's internal governance regulations, and for hirings involving politically exposed persons there are additional monitoring and control procedures by the contracting, compliance and audit areas. The hirings that were object of the News were duly evaluated and went through all the appropriate procedures.

The Company considers that the hirings reported in the News should not be considered as a 'material act' for informational purposes, as provided for in CVM Resolution No. 44, since they would not have the capacity to significantly influence: (i) the quotation of the securities issued by the Company or referenced thereto; (ii) the decision of the investors to buy, sell or hold such securities; or (iii) the decision of investors to exercise any rights inherent to the condition of holders of securities issued by the Company or referenced to them; reason why it did not give cause to publish a material fact.

In view of the above, the Company remains available and reinforces that it will continue to keep its shareholders and the market informed about any fact that must be disclosed under the terms of the applicable legislation.

Rio de Janeiro, May 26, 2023.

Elvira Cavalcanti Presta

Vice President of Finance and Investor Relations

Este documento pode conter estimativas e projeções que não são declarações de fatos ocorridos no passado, mas refletem crenças e expectativas de nossa administração e podem constituir estimativas e projeções sobre eventos futuros de acordo com Seção 27A do Securities Act de 1933, conforme alterado, e Seção 21E do Securities and Exchange Act de 1934, conforme alterado. As palavras “acredita”, “poderá”, “pode”, “estima”, “continua”, “antecipa”, “pretende”, “espera” e similares têm por objetivo identificar estimativas que necessariamente envolvem riscos e incertezas, conhecidos ou não. Riscos e incertezas conhecidos incluem, mas não se limitam a: condições econômicas, regulatórias, políticas e comerciais gerais no Brasil e no exterior, variações nas taxas de juros, inflação e valor do Real, mudanças nos volumes e padrão de uso de energia elétrica pelo consumidor, condições competitivas, nosso nível de endividamento, a possibilidade de recebermos pagamentos relacionados a nossos recebíveis, mudanças nos níveis de chuvas e de água nos reservatórios usados para operar nossas hidrelétricas, nossos planos de financiamento e investimento de capital, regulamentações governamentais existentes e futuras, e outros riscos descritos em nosso relatório anual e outros documentos registrados perante CVM e SEC. Estimativas e projeções referem-se apenas à data em que foram expressas e não assumimos nenhuma obrigação de atualizar quaisquer dessas estimativas ou projeções em razão da ocorrência de nova informação ou eventos futuros. Os resultados futuros das operações e iniciativas das Companhias podem diferir das expectativas atuais e o investidor não deve se basear exclusivamente nas informações aqui contidas. Este material contém cálculos que podem não refletir resultados precisos devido a arredondamentos realizados.

Exhibit

Copy of Letter No. 167/2023/CVM/SEP/GEA-1

Matter: Request for clarification on news

Dear Officer,

1. We refer to the news published on 05.24.2023 in the electronic media Crusoe Online, under the title: "Eletrobras hires companies of congressmen who worked for privatization", which contains the following statements:

Two former congressman who helped in the privatization process of Eletrobras in the Congress have recently signed contracts with the energy company for institutional advisory consulting - in clear Portuguese, lobbying – through their own companies. One was the deputy relator of the proposal when Michel Temer first tried to privatize Eletrobras. The other was a leader of the Jair Bolsonaro government during the privatization.

A R$ 480 thousand contract was closed with Saver Assessoria e Consultoria Ltda, a company owned by Caroline Aleluia, daughter of former congressman José Carlos Aleluia (União-BA), and Luiz Felipe Aleluia, brother of the congressman. In the first attempt to privatize Eletrobras, still in 2018, the congressman was the relator of the project.

Vale Soluções e Consultoria, which was opened on January 18, 2023 and has the former senator Fernando Bezerra Coelho (MDB-PE) as its sole partner, won a R$660 thousand contract.

2. In view of the above, we request that you clarify whether the news is true, and if so, explain the reasons why you believe it is not a material fact, as well as comment on other information considered important on the subject.

3. It is worth pointing out that according to art. 3 of CVM Resolution No. 44/21, the Investor Relations Officer is responsible for disclosing and communicating to the CVM and, if applicable, to the stock exchange and organized over-the-counter market entity where the securities issued by the company are traded, any material act or fact occurred or related to its business, as well as care for its wide and immediate dissemination, simultaneously in all markets where such securities are traded.

4. Such manifestation shall occur through the Empresas.NET System, category: Market Announcement, type: Clarifications on CVM/B3 inquiries, subject: News Disclosed in the Media, which shall include the transcription of this letter. Compliance with this request for disclosure through a Market Announcement does not exempt the eventual determination of liability for failure to timely disclose a Material Fact, pursuant to CVM Resolution 44/21.

Este documento pode conter estimativas e projeções que não são declarações de fatos ocorridos no passado, mas refletem crenças e expectativas de nossa administração e podem constituir estimativas e projeções sobre eventos futuros de acordo com Seção 27A do Securities Act de 1933, conforme alterado, e Seção 21E do Securities and Exchange Act de 1934, conforme alterado. As palavras “acredita”, “poderá”, “pode”, “estima”, “continua”, “antecipa”, “pretende”, “espera” e similares têm por objetivo identificar estimativas que necessariamente envolvem riscos e incertezas, conhecidos ou não. Riscos e incertezas conhecidos incluem, mas não se limitam a: condições econômicas, regulatórias, políticas e comerciais gerais no Brasil e no exterior, variações nas taxas de juros, inflação e valor do Real, mudanças nos volumes e padrão de uso de energia elétrica pelo consumidor, condições competitivas, nosso nível de endividamento, a possibilidade de recebermos pagamentos relacionados a nossos recebíveis, mudanças nos níveis de chuvas e de água nos reservatórios usados para operar nossas hidrelétricas, nossos planos de financiamento e investimento de capital, regulamentações governamentais existentes e futuras, e outros riscos descritos em nosso relatório anual e outros documentos registrados perante CVM e SEC. Estimativas e projeções referem-se apenas à data em que foram expressas e não assumimos nenhuma obrigação de atualizar quaisquer dessas estimativas ou projeções em razão da ocorrência de nova informação ou eventos futuros. Os resultados futuros das operações e iniciativas das Companhias podem diferir das expectativas atuais e o investidor não deve se basear exclusivamente nas informações aqui contidas. Este material contém cálculos que podem não refletir resultados precisos devido a arredondamentos realizados.

5. We warn that, by order of the Company Relations Superintendence, in the use of its legal attributions and based on item II, of art. 9, of Law No. 6,385/76, and CVM Resolution No. 47/21, a coercive fine in the amount of R$ 1,000.00 (one thousand reais) will be imposed, without prejudice to other administrative sanctions, for non-compliance with the requirement contained in this letter, sent exclusively by e-mail, by May 27, 2023.

Este documento pode conter estimativas e projeções que não são declarações de fatos ocorridos no passado, mas refletem crenças e expectativas de nossa administração e podem constituir estimativas e projeções sobre eventos futuros de acordo com Seção 27A do Securities Act de 1933, conforme alterado, e Seção 21E do Securities and Exchange Act de 1934, conforme alterado. As palavras “acredita”, “poderá”, “pode”, “estima”, “continua”, “antecipa”, “pretende”, “espera” e similares têm por objetivo identificar estimativas que necessariamente envolvem riscos e incertezas, conhecidos ou não. Riscos e incertezas conhecidos incluem, mas não se limitam a: condições econômicas, regulatórias, políticas e comerciais gerais no Brasil e no exterior, variações nas taxas de juros, inflação e valor do Real, mudanças nos volumes e padrão de uso de energia elétrica pelo consumidor, condições competitivas, nosso nível de endividamento, a possibilidade de recebermos pagamentos relacionados a nossos recebíveis, mudanças nos níveis de chuvas e de água nos reservatórios usados para operar nossas hidrelétricas, nossos planos de financiamento e investimento de capital, regulamentações governamentais existentes e futuras, e outros riscos descritos em nosso relatório anual e outros documentos registrados perante CVM e SEC. Estimativas e projeções referem-se apenas à data em que foram expressas e não assumimos nenhuma obrigação de atualizar quaisquer dessas estimativas ou projeções em razão da ocorrência de nova informação ou eventos futuros. Os resultados futuros das operações e iniciativas das Companhias podem diferir das expectativas atuais e o investidor não deve se basear exclusivamente nas informações aqui contidas. Este material contém cálculos que podem não refletir resultados precisos devido a arredondamentos realizados.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.